U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

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NEWS RELEASE
Corporate	Investors
MFC Industrial Ltd.	Cameron Associates
Rene Randall	Kevin McGrath
1 (604) 683 8286 ex 224	1 (212) 245 4577
rrandall@bmgmt.com	kevin@cameronassoc.com

MFC INDUSTRIAL LTD. REPORTS RESULTS FOR THE YEAR 2012
AND DETAILS OF Q2 CASH DIVIDEND PAYMENT
- Non-cash impairment charge of $48.2 million -
- Increased annual cash dividend by 9% and book value up to $12.11 from $8.74 -

NEW YORK (April 1, 2013) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) announces its results for the year ended December 31, 2012 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards. Unless otherwise noted, all dollar amounts are in United States dollars.

2012 was a time of challenges and opportunities. We saw commodities prices experience a weaker than expected year and we saw a major negative shift in the mining landscape in India. However, on the positive side, we saw doors open to two significant opportunities for us. These opportunities have allowed us to enlarge our commodities footprint, enter new markets and expand our supply chain platform, thus offering growth and the potential for significant contributions to the economics of our company in a recovering economy.

HIGHLIGHTS
FOR THE YEAR ENDED DECEMBER 31, 2012

▶	Exited the Indian iron-ore market and recognized a one-time non-cash impairment charge and inventory write-down (net of an income tax recovery) of $48.2 million.

▶	Increased our book value per share to $12.11, from $8.74 at the end of 2011. Total assets are now $1.38 billion.

▶	Increased our annual cash dividend by 9% for 2013, representing a 2.81% yield, based on the closing price of our shares in 2012.

▶	Expanded our commodities platform into natural gas and midstream facilities with the completion of the acquisition of Compton Petroleum Corporation (“CPC”).

▶	Grew our commodity supply chain business with the acquisition of Possehl Mexico S.A. de C.V. (“Possehl”) and ACC Resources Co., L.P. (“ACCR”), which also gave us new products and new markets.

▶	Acquired Kasese Cobalt Company Limited, which owns a cobalt refinery and a hydroelectric power station.

▶

Our net income for the year ended December 31, 2012, increased to $30.6 million, or $0.49 per share on a diluted basis, excluding a non-cash accounting gain of $247.0 million, a one-time non-cash impairment charge and inventory write-down (net of an income tax recovery) of $48.2 million and certain one-time transaction expenses of $2.6 million. See page 2 for a reconciliation to net income.

PAGE 1/15

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2012

Total revenues for the year ended December 31, 2012 decreased to $485.7 million compared to $520.7 million in 2011. Our income for 2012, including a non-cash bargain purchase accounting gain of $247.0 million, primarily from the CPC acquisition, and a one-time non-cash impairment and write-down charge (net of income tax recovery) of $48.2 million for our former subsidiary, increased to $226.8 million, or $3.62 per share on a diluted basis, from $12.2 million, or $0.19 per share on a diluted basis from the same period last year.

Excluding a non-cash bargain purchase accounting gain of $247.0 million (which was primarily a net gain on the purchase of CPC excluding our cost), one-time non-cash impairment charge and inventory write-down (net of an income tax recovery) of $48.2 million (on our former subsidiary) and certain one-time transaction expenses of $2.6 million, our income for the year ended December 31, 2012 increased to $30.6 million, or $0.49 per share on a diluted basis, from $12.2 million, or $0.19 per share on a diluted basis from the same period last year.

Revenues were down for 2012 because of several factors, including that the Euro depreciated against the United States dollar by 7.6%. We also had lower volumes and price reductions on some commodities during the first half of the year. However, we did offset some of the revenue reduction through the introduction of new products. Our revenue numbers were disappointing, but we believe the new acquisitions will be intergraded and will be major contributors in 2013.

Revenues for our commodities and resources business were $455.9 million for the year ended December 31, 2012, compared to $481.7 million for the same period in 2011. Included are the gross revenues generated by our royalty interest, which for the year ended December 31, 2012 were approximately $29.1 million, compared to $30.8 million in 2011. A total of 3,189,443 tons of iron ore pellets and concentrate were shipped during the year ended December 31, 2012, compared to 3,472,643 tons shipped in the same period in 2011.

Revenues for our merchant banking business were $11.8 million for the year ended December 31, 2012, compared to $22.5 million for the same period in 2011.

Other revenues, which encompass our corporate and other investments, were $18.0 million for the year ended December 31, 2012, compared to $16.5 million for the same period in 2011.

Costs of sales decreased to $407.6 million during the year ended December 31, 2012 from $435.4 million for the same period in 2011. Selling, general and administrative expenses increased to $47.7 million for the year ended December 31, 2012 from $40.4 million for the same period in 2011.

OVERVIEW OF OUR RESULTS FOR THE YEAR ENDED DECEMBER 31, 2012

The table shows our revenues by operating segments for each of the years ended December 31, 2012 and 2011:

REVENUES All amounts in thousands
	December 31, 2012	December 31, 2011
Commodities and resources	$ 455,898	$ 481,677
Merchant banking	11,751	22,487
Other	18,010	16,545

Total revenues	$ 485,659	$ 520,709

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Our income from operations for each of the years ended December 31, 2012 and 2011 are shown in the table below:

INCOME FROM OPERATIONS All amounts in thousands, except per share amounts
	December 31, 2012		December 31, 2011
Commodities and resources	$(25,661	) (1)	$23,157
Merchant banking	259,957	(2)	8,858
Other	(9,301)		(14,834)

Income before income taxes	224,995		17,181
Income tax recovery (expenses)	8,528		(1,336)
Resource property revenue tax expenses	(5,902)		(4,647)
Net (income) loss attributable to non-controlling interests	(867)		995

Net income attributable to shareholders	$226,756	(3)	$12,193

Earning per share	$3.62	(3)	$0.35 (4)

Notes: (1)	Included a one-time non-cash impairment and write-down of $62.1 million, before income tax recovery of $13.8 million.
(2)	Includes a non-cash bargain purchase accounting gain of $247.0 million.
(3)	Including a non-cash bargain purchase gain of $247.0 million and a non-cash impairment and write-down of $48.2 million (net of income tax recovery).
(4)	The first half of 2011 included a one-time expense of $0.14 per share.

LIQUIDITY

Liquidity is of great importance to companies in our business. As at December 31, 2012, we had cash, short-term deposits and securities of $280.6 million. Our objectives when managing capital are: to safeguard our ability to do business so that we can continue to provide returns to shareholders; and to provide an adequate return by pricing products and services commensurately with the level of risk. We also maintain a flexible capital structure which optimizes the cost of capital at acceptable risk and we set the amount of capital allocated proportionate to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

LIQUIDITY All amounts in thousands
	December 31, 2012	December 31, 2011
Total debt	$162,993	$47,127
Less: cash and cash equivalents	(273,790)	(387,052)

Net debt (net cash & cash equivalents)	(110,797)	(339,925)
Shareholders' equity	757,197	546,623

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LONG-TERM DEBT

The following table highlights certain selected key numbers and ratio as of December 31, 2012.

LONG-TERM DEBT All amounts in thousands, except ratio
	December 31, 2012	December 31, 2011
Long-term debt, less current portion	$ 118,824	$ 20,150
Shareholders' equity	757,197	546,623
Long-term debt-to-equity ratio (1)	0.16	0.04

Note	(1)	The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

As at December 31, 2012, the majority of our long-term debt, less current portion in the amount of $105.5 million, consists of borrowing from banks. All-in costs for this unsecured loan, which is due November 2020, are 2.54% annually.

CREDIT FACILITIES

We maintain various types of credit lines and facilities with various banks, and most of these are short-term. These facilities are used for day-to-day business, structured solutions and various other activities in both the commodities and finance areas.

As at December 31, 2012, we had credit facilities aggregating $439.7 million as follows: (i) revolving credit facilities aggregating $195.2 million from banks; (ii) revolving credit facilities aggregating $63.8 million from banks for structured solutions. The margin is negotiable when the facility is used; (iii) a structured factoring arrangement with a bank for up to $122.6 million for our commodities activities. Generally, we can factor our commodity receivables upon invoicing at the inter-bank rate plus a margin; and (iv) a foreign exchange credit facility of $58.1 million with a bank. All of these bank lines and facilities are renewable on a yearly basis.

UPDATE ON OUR SOURCES OF FERROUS METALS IN INDIA

In September 2012, the Indian government halted all mining activity in the State of Goa following the tabling in Parliament of the Shah Commission report on illegal mining. Subsequently, in October 2012, the Supreme Court, acting on a filed petition, stayed all mining operations, including transport of mined minerals (iron ore and manganese), in the State until further orders.

We believe the orders will take many years to resolve for the existing mines and that there is a very strong possibility that no new mining will ever occur. As a result, it was our decision to move on and recognize a loss on our investment. We have sold our position for nominal consideration, consisting of an interest in any future cash flow if mining actually resumes.

With this former subsidiary being sold in 2013, MFC recognized an impairment charge of $42.6 million on these interests and a $19.4 million write-down on inventories. The total impairment and write-down was $48.2 million, net of an income tax recovery of $13.8 million. MFC has no further cash flow obligations associated with these operations.

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EXPANDED OUR COMMODITIES PLATFORM INTO NATURAL GAS & MIDSTREAM FACILITIES

The acquisition of CPC in 2012 expanded our commodities platform into natural gas and midstream facilities. We determined to pursue and complete the acquisition of CPC for, among other things, the following key reasons:

  to significantly expand our global commodities platform into the energy sector;
  the price paid under our takeover of CPC was attractive and considerably below CPC's net asset value, which resulted in our recognition of a bargain purchase gain of $244.6 million for the year ended December 31, 2012 in connection with the acquisition of CPC;
  CPC's operations include significant midstream facilities, which present an opportunity for growth through value-added projects and the consolidation of regional gas production;
  in addition to its producing properties, CPC has a significant undeveloped land package, which, as at December 31, 2012, included 309,782 net undeveloped acres which can be further developed; and
  at the time we completed the takeover, our acquisition cost per mcf equivalent for CPC's proved and probable natural gas, NGL and oil reserves was approximately CDN$0.10 based on CPC's most recent reserves estimates prior to completion of the acquisition, which were as of June 30, 2012. Please note that these reserves estimates are historic in nature, do not represent our reserves as at December 31, 2012 and were prepared by CPC based upon Canadian securities requirements and are not comparable to the updated reserves figures that we have prepared in accordance with SEC requirements, which are in our Annual Report on Form 20-F for the year ended December 31, 2012 (the “Form 20-F”).

The following are selected highlights of this acquisition.

HIGHLIGHTS OF THE TRANSACTION

Acquired CPC, a producer and processor of natural gas and other hydrocarbons in Western Canada, for approximately CDN$33.1 million on September 6, 2012.
Expanded our global commodities platform to include energy.
Majority of operations located in Deep Basin fairway of Western Canada.
Significant undeveloped land bank.
Future tax benefits.
Recognized a $244.6 million bargain purchase gain in connection with the acquisition.

In reviewing these assets, we will use our financial strength to arrange credit facilities. We have reduced CPC’s selling, general and administrative expenses and we also refinanced their bank debt. As a consequence, we can now look to rationalize these assets and better manage their supply, distribution risk and capital requirements. The following is an overview of our current plans and intentions for CPC’s assets in 2013.

Developing midstream operations

Our plan for our Mazeppa Gas Processing Facility (sweet and sour gas facility), is to develop midstream facilities which will help to reduce our exposure to the volatility of natural gas prices and have the potential to create long-term stable processing income as well as a value-added component to our natural gas. Sour gas is gas containing significant amounts of hydrogen sulfide, whereas sweet gas is natural gas low in concentration of sulphur compounds. The Mazeppa facility was originally built by Canadian Occidental Petroleum and we are advised that the replacement cost of this facility today would be in excess of $100 million.

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Using the Mazeppa facility as the foundation, our strategy involves pursuing bolt-on or value-added projects, which may involve aggregate investments of over $300 million, including the following potential projects:

DEVELOPING MIDSTREAM OPERATIONS (ADD-ON OPTIONS)

Co-generation plant (10 to 25 MW) providing electricity for our own use and with the surplus for sale to the Alberta electrical grid.
Consolidate regional sour gas production by investing in sour gas gathering infrastructure to complement our facility and connecting stranded sour gas suppliers.
Design and build a deep-cut straddle plant at our facility for the recovery of ethane, propane and butane.
A 10,000 barrel per day natural gas liquid fractionation facility and rail terminal.

We have been approached by several interested parties who wish to be our partner in our midstream operations. These projects are in the initial planning, design and contracting phases and the current timing for execution is expected to be approximately 24 to 36 months.

Wells and other processing facilities

NATURAL GAS WELLS (COSTS AND PRODUCTION) All amounts in Canadian dollars, except production numbers
For the period between September 7 and December 31, 2012
Operating cost (lifting cost) per mcf of natural gas	CDN$	(1.32)
Royalties expenses per mcf of natural gas		(0.47)
Transportation costs per mcf of natural gas		(0.13)
Average selling price per mcf of natural gas		3.12
Natural gas production per day, mcf		55,849
Natural gas, liquids and oil production per day, BOE		10,812

It is our intention to sell certain assets as well as some of our smaller low volume wells in due course.

Significant undeveloped land bank

We have approximately 309,782 net undeveloped acres on which, due to the current pricing environment in natural gas, we do not intend to do any drilling at this time.

EXPANDED OUR COMMODITIES SUPPLY CHAIN MANAGEMENT PLATFORM AND ENTERED NEW MARKETS

MFC acquired, Park Ridge, NJ-based, ACCR and its affiliated company, Mexico City-based, Possehl in November of 2012.

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HIGHLIGHTS OF THE TRANSACTION

MFC acquired 60% of the shares of Possehl and 70% of the shares of ACCR for $20.9 million in cash, with the balance of the shares owned by the existing management.
The MFC group gained experienced operating management.
The acquisition resulted in our expansion into new markets and new products.

History

ACCR, established in 1957, has a head office in New Jersey and a network of offices in Latin America, including Argentina and Brazil, as well as a sourcing office in China. Possehl, which was established in 1986, has a network of offices, warehousing and agencies in Mexico. They source internationally and sell primarily in Mexico and Central and South America.

Purchase price

The acquisition price for 60% of Possehl and 70% of ACCR was equal to the Net Tangible Asset Value (“NTAV”), which equals approximately $20.9 million, subject to adjustments. An additional $2.3 million is payable by us in November 2013 at which time we will acquire an additional 10% interest in ACCR. In addition we have created a series of options for additional ACCR shares to retain key individuals with the same NTAV price formula. MFC’s notable financial strength and its already substantial global reach will be resources that will enable growth and agility for the combined companies.

It is ACCR’s, Possehl’s and MFC’s belief that China will be an excellent sourcing market for us. As the Chinese slowdown continues, their commodities prices should start to come down and they will appreciate relationships with reliable counterparties from international supply chain organizations with ready financing.

UPDATE ON THE ROYALTY INTEREST AT THE WABUSH MINE

On March 11, 2013, Cliffs Natural Resources Inc. (“Cliffs”) announced that due to high production costs and lower pellet premium pricing, which is expected to persist in certain markets during the year, it would be taking measures to adjust iron ore pellet production at its Wabush operation, while continuing to meet its customer commitments. Cliffs's current product mix in its Eastern Canadian iron ore business segment is comprised of iron ore pellets and concentrate.

Cliffs expects to idle production at its Pointe Noire iron ore pellet plant within the city of Sept-Iles, Quebec and transition to producing an iron ore concentrate from its Wabush Scully Mine in the Province of Newfoundland and Labrador by the end of the second quarter in 2013.

We do not expect that this will affect the royalty payment that we receive from Cliffs. Our royalties are paid on all iron ore products (i.e. pellets, concentrate and chips) shipped from the Wabush Mine.

Cliffs also disclosed that, for 2013, it is maintaining its full-year sales and production volume expectations of 9 to 10 million tons out of its Eastern Canada business segment. This is comprised of approximately 3 million tons of both iron ore pellets and/or concentrate products from its Wabush operation. We believe it is a positive development that Cliffs maintained its 2013 guidance for the same 3 million ton production levels as in 2012. On another Cliffs issue, we are in arbitration again over the underpayment of royalties and the method to calculate the royalty prices going forward. We expect the related hearings to be held in the fall of 2013.

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UPDATE ON OUR CAPTIVE SOURCES OF FERROUS METALS AT PEA RIDGE

MFC currently holds an indirect 50% interest in the Pea Ridge Iron Ore project (“Project”), a past-producing iron ore mine located in Sullivan, Missouri. The Project is a 50/50 joint venture between MFC and Alberici Group Inc., who joined forces with the goal to re-open and further develop the former Pea Ridge Iron Ore Mine.

To date our activities at the Project have included, among other things:

  a total investment of approximately $16.7 million in the Project; and
  completing a Canadian National Instrument 43-101 compliant technical report dated August 13, 2012 by Behre Dolbear and Company (USA), Inc. and titled "Technical Report on the PRR Mining Pea Ridge Property" (the "Technical Report"), to update previously disclosed historic resources estimate to current resource estimates. The Technical Report estimated the following resources at a cut-off grade of 40% magnetic iron:
  measured and indicated resources of 248.7 million short tons at 57.82% total iron and 52.87% magnetic iron; and
  inferred resources of 15.8 million short tons at 57.64% total iron and 53.67% magnetic iron.

Please refer to the Technical Report, a copy of which is available under our profile on www.sedar.com, for further information regarding the Project and the above estimates.

In addition to completion of the Technical Report, as part of the work necessary to evaluate the Pea Ridge Mine for re-opening, we engaged the consulting firm Geotechnology, Inc. to investigate the depth and shape of the top and bottom of the subsidence cave zone which is present above the Pea Ridge Mine deposit. This work included direct measurements of the size and extent of the cave zone within existing vertical drill holes above a portion of the Pea Ridge Mine deposit. Having received the results of such investigation, we are, together with our consultants, considering additional steps in the evaluation of the cave zone, including re-drilling several existing holes above the mineralized zone, and conducting a three-dimensional detailed seismic survey over the Pea Ridge Mine site. We believe that the results of this work will be useful in determining the best way to develop and mine the iron deposit. Additionally, in 2012 we commenced confirmatory exploration and development work in connection with the large tonnage of tailings materials of the Pea Ridge Mine site.

Together with our consultants, we are conducting additional analysis and investigation regarding the re-opening of the mine, including commencing confirmatory work in connection with the large tonnage of tailings materials present at the Project site. If we determine to move forward with the Project, significant additional investment would be required. We currently expect that development activities would take place in two main phases:

  The first phase focusing on the tailings materials. This would likely require construction of a beneficiation plant to process the tailing at the project.

  The second phase would center on re-opening of the underground mine. This will involve dewatering the mine, substantial new development work, installing new equipment and, in part, will require construction of additional beneficiating facilities.

The Project is currently at a preliminary stage and any decision on proceeding with the Project, including development activities, is dependent on the completion of further analysis, including feasibility studies. Activities at the Project are proceeding in an orderly fashion. It is currently anticipated that substantial additional expenditures will be incurred in order to determine the feasibility of the Project.

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DEFERRED INCOME TAX ASSETS AND LIABILITIES

DEFERRED INCOME TAX ASSETS AND LIABILITIES
All amounts in thousands
	December 31, 2012	December 31, 2011
Deferred income tax assets	$18,510	$7,524
Deferred income tax liabilities	(3,391)	(61,045)

Net	$15,119	$(53,521)

It is important to understand what has happened with these different tax assets and liabilities. In 2011 we had a liability of approximately $61.0 million primarily related to the increase in value of the royalty at Wabush that was recognized upon adoption of IFRS. Following the CPC transaction and reorganization of its tax pools, we had enough new benefit in essence to off-set the $50 million and have a net asset of $18.6 million for future use.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $4.9 million for the year ended December 31, 2012.

ANNUAL CASH DIVIDEND

On January 14, 2013, our Board of Directors declared an annual cash dividend for 2013 of US$0.24 per common share. The dividend is 9% higher than the dividend paid in 2012 and, based on the closing price of $8.55 for the Company's common shares on December 31, 2012, represents a yield of approximately 2.81% compared to an annual dividend yield of approximately 2.5% for the NYSE Composite Index in 2012.

Q2 Dividend Payment

We are pleased to announce the following details with respect to our second quarter 2013 cash dividend payment:

  The dividend payment of $0.06 per common share will be paid on April 22, 2013 to shareholders of record on April 12, 2013.

  For the above payment, the Company's common shares will trade ex-dividend on April 10, 2013.

  The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

The Company currently anticipates that the next scheduled quarterly dividend payment of $0.06 per share will be made in June 2013. The declaration, timing and payment of future dividends will depend on, among other things, the Company's financial results.

COMMENTS

Chairman Michael Smith commented: “We must now integrate all of our newly acquired businesses, which we view as both a challenge and a good opportunity. MFC will continue to focus on increasing its efforts in acquiring undervalued captive commodities assets and operating businesses, as well as streamlining its existing operations. To date, our financial foundation has allowed us to expand and diversify our commodities business in an expedient manner.”

PAGE 9/15

Mr. Smith concluded: “We still have a long way to go to reach our goals. However, we are fortunate to have a good business platform and a sound financial foundation.”

Shareholders are encouraged to read the entire Form 20-F, which includes our unaudited financial statements and management’s discussion and analysis for the year ended December 31, 2012 and was filed with the Securities and Exchange Commission (“SEC”) and Canadian securities regulators today, for a greater understanding of the Company.

Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review MFC’s announcement and results. This call will be broadcast live over the Internet at www.mfcindustrial.com. An online archive will be available immediately following the call and will continue for seven days. You may also to listen to the audio replay by phone by dialing: 1 (888) 286 8010, using conference number 64701581. International callers dial: 1 (617) 801 6888.

On March 15, 2013, we were granted an exemption order by applicable Canadian securities regulators, permitting us to prepare our natural gas and oil disclosure in accordance with the rules of the SEC in place of much of the disclosure required by National Instrument 51-101 (“NI 51-101”). Accordingly, proved and probable natural gas and oil reserves data and certain other disclosures with respect to our natural gas and related activities in our Form 20-F and other disclosure are prepared in accordance with SEC requirements, which differ from corresponding information otherwise required by NI 51-101. Accordingly, such disclosures may not be comparable to those prepared by other Canadian reporting issuers. Please see our Form 20-F for further information.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities related to the integrated combination of commodities and resources interests. We also provide logistics, financial and risk management services to producers and consumers of commodities. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Cautionary Note on Resource Estimates

As a reporting issuer in Canada, the Company is required by Canadian law to provide disclosure in accordance with National Instrument 43-101. Accordingly, you are cautioned that the information contained in this press release may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms "measured resource", "indicated resource" and "inferred resource" as used in this press release are not defined in SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

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Disclaimer for Forward-Looking Information

This document contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including, without limitation, statements regarding our future plans, including in respect of CPC, implementation of current strategies and our plans for our projects and the outcome of proceedings. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions and activities of operators of our resource interests; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions or development plans; (viii) our ability to realize the anticipated benefits of our acquisitions; (ix) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (x) counterparty risks related to our trading activities; (xi) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our resource interests (xii) delays in obtaining requisite environmental and other permits or project approvals; (xiii) potential title and litigation risks inherent with the acquisition of distressed assets; (xiv) risks related to exploration, development and construction of a previously shut-down mine project, including the suitability and integrity of historic mine structures; (xv) the availability of services and supplies; (xvi) operating hazards; and (xvii) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F and our Management’s Discussion and Analysis for the year ended December 31, 2012, filed with the Canadian securities regulators.

AUDITED FINANCIAL TABLES FOLLOW –

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MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
December 31, 2012 and 2011
(Audited)
(United States Dollars in Thousands)

ASSETS
	December 31,	December 31,
	2012	2011
Current Assets

Cash and cash equivalents	$273,790	$387,052
Short-term cash deposits	182	163
Securities	6,658	13,062
Restricted cash	889	623
Loan receivable	–	19,869
Bills of exchange	–	10,545
Trade receivables	72,820	21,154
Other receivables	18,314	9,144
Inventories	142,925	81,223
Real estate held for sale	12,210	12,012
Deposits, prepaid and other	27,833	9,344
Assets held for sale	128,657	–
Total current assets	684,278	564,191

Non-current Assets

Securities	9,637	11,606
Equity method investments	22,382	18,726
Investment property	34,152	33,585
Property, plant and equipment	80,139	3,743
Interests in resource properties	383,745	219,582
Hydrocarbon probable reserves	99,142	–
Hydrocarbon undeveloped lands	48,728	–
Deferred income tax assets	18,510	7,524
Other	776	–
Total non-current assets	697,211	294,766
Total assets	$1,381,489	$858,957

PAGE 12/15

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (cont’d)
December 31, 2012 and 2011
(Audited)
(United States Dollars in Thousands)

LIABILITIES AND EQUITY
	December 31,	December 31,
	2012	2011
Current Liabilities

Short-term bank borrowings	$150,396	$114,239
Debt, current portion	44,169	26,977
Account payables and accrued expenses	77,586	42,226
Facility term financing	7,390	–
Provisions	80	115
Income tax liabilities	2,866	4,453
Deferred sale liabilities	26,637	14,958
Liabilities relating to assets held for sale	29,806	–
Total current liabilities	338,930	202,968

Long-term Liabilities

Debt, less current portion	118,824	20,150
Facility term financing	11,328	–
Deferred income tax liabilities	3,391	61,045
Decommissioning obligations	136,642	–
Accrued pension obligation, net	1,228	–
Puttable instrument financial liabilities	7,761	–
Deferred sale liabilities	–	25,647
Total long-term liabilities	279,174	106,842
Total liabilities	618,104	309,810

EQUITY

Capital stock	382,746	382,289
Treasury stock	(68,610)	(68,117)
Contributed surplus	13,037	13,028
Retained earnings	426,184	213,200
Accumulated other comprehensive income	3,840	6,223
Shareholders’ equity	757,197	546,623
Non-controlling interests	6,188	2,524
Total equity	763,385	549,147
	$1,381,489	$858,957

PAGE 13/15

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012 and 2011
(Audited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2012	2011
Net Sales	$479,507	$514,797
Equity income	6,152	5,912
Gross revenues	485,659	520,709

Costs and Expenses:
Costs of sales	407,626	435,392
Impairment of available-for-sales-securities	4,265	12,408
Impairment of interest in resource properties	42,631	–
Selling, general and administrative	47,737	40,378
Share-based compensation – selling, general and
administrative	9	7,219
Finance costs	12,431	7,198
	514,699	502,595

Income (loss) from operations	(29,040)	18,114

Other items:
Exchange differences on foreign currency transactions	7,108	(933)
Change in fair value of puttable instrument financial
liabilities	(77)	–
Bargain purchase	247,004	–

Income before income taxes	224,995	17,181

Income tax (expense) recovery:
Income taxes	8,528	(1,336)
Resource property revenue taxes	(5,902)	(4,647)
	2,626	(5,983)

Net income for the year	227,621	11,198
Net (income) loss attributable to non-controlling interests	(867)	995
Net income attributable to owners of the parent
company	$226,754	$12,193

Basic earnings per share:	$3.62	$0.19
Diluted earnings per share:	$3.62	$0.19

Weighted average number of common shares
outstanding
- basic	62,555,438	62,561,421
- diluted	62,555,438	62,561,421

PAGE 14/15

MFC INDUSTRIAL LTD.
FINANCIAL HIGHLIGHTS
As of December 31, 2012
(Audited)
(United States Dollars in Thousands, Except Per Share Amount and Ratios)

Cash and cash equivalents	$273,790

Short-term securities	6,658

Trade receivables	72,820

Current assets	684,278

Total assets	1,381,489

Current liabilities	338,930

Working capital	345,348

Current ratio	2.02

Acid test ratio	1.20

Long term debt, less current portion	118,824

Long-term debt-to-shareholders’ equity	0.16

Total Liabilities	618,104

Shareholders’ equity	757,197

Equity per common share	12.11

PAGE 15/15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	April 1, 2013